Cooper & Newsome pllp

R. Casey Cooper P. David Newsome, Jr. Andrea D. Stailey	401 South Boston Avenue Suite 3300, Mid-Continent Tower Tulsa, Oklahoma 74103-4070 Telephone 918-592-3300 Fax 918-592-7816	Hillis Eskridge (1920-2006)
May 17, 2010
Mr. Jeffrey Reidler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	First Trinity Financial Corporation Registration Statement on Form S-1 File No. 333-1630-1
Dear Mr. Riedler:
     First Trinity Financial Corporation (the “Registrant”) today filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, Pre-Effective Amendment No. 1 to its Registration Statement on Form S-1 (“Amendment”). On behalf of the Registrant we are writing to respond to your comments in your letter to the Registrant dated December 28, 2009.
     The Registrant’s responses below correspond to the captions and numbers of those comments. For your convenience, paper copies of the Amendment will be sent via FedEx to you and Laura Crotty, and those copies will be marked to show changes from the Registration Statement on Form S-1 originally filed with the SEC on December 21, 2009. The Form S-1 has been amended significantly in response to comments from the Oklahoma Department of Securities (“Department”). The changes largely are due to the Department’s suggestion that incorporation by reference in the Form S-1 be minimized and that a minimum offering amount be established.
Form S-1 filed December 21, 2009
Cover Page
1.	Please amend your filing to check the box on the cover page to indicate that the securities being registered are to be offered on a delayed and continued basis pursuant to Rule 415 under the Securities Act of 1933.

RESPONSE: In accordance with the staff’s comment, the cover page of the registration statement has been changed to check the box.

Incorporation by Reference, page 19
2.	We note that the list of documents to be incorporated by reference into the filing does not incorporate by reference the following filings:
•	Form 10-Q for the quarter ended March 31, 2009, filed May 15, 2009;

•	Form 10-Q for the quarter ended June 30, 2009, filed August 28, 2009; and

•	Form 8-K (Items 1.01, 5.02, 9.01) filed April 22, 2009.
Please revise the list of documents to be incorporated by reference on page 19 to include these filings.

RESPONSE: The registration statement has been modified to minimize the use of incorporation by reference. Because disclosures in the text of the Amendment address the disclosures in the above referenced filings, they have not been incorporated by reference.

3.	We note the following statement on page 19: “We also incorporate by reference all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until all of the securities that may be offered by this prospectus are sold.” Because it does not appear that you are eligible for forward incorporation of these filings, please delete this sentence and all references to the incorporation of filings made in the future or filed subsequent to the registration statement.

RESPONSE: The registration statement has been modified to delete the forward incorporation.
Signatures, page 24
4.	We note that your chief executive officer and chief financial officer have signed this Form S-1 on behalf of the registrant and in their own capacities, but that the filing has not been signed by your controller or principal accounting officer in those capacities as required by Form S-1. Please amend your filing to include the signature of your controller or principal accounting officer. If William S. Lay, the chief financial officer, is also your controller or principal accounting officer, please indicate beneath his signature that he is signing the Form S-1 in the capacity of controller or principal accounting officer. See Instruction 1 to the Signatures section of Form S-1 for further information.

RESPONSE: William S. Lay is the principal accounting officer of the registrant. His signature has been modified to reflect this capacity.
     We hope that the foregoing has been responsive to your comments. If you have additional comments based on what has been addressed or changed, please let us know. Because the Amendment will be reviewed again by the Department, we anticipate the filing of another pre-effective amendment.
Sincerely,
/s/ P. David Newsome, Jr.

P. David Newsome, Jr.

2